Exhibit 99.1

CENTOGENE Reports First Half 2020 Financial Results

CAMBRIDGE, Mass., and ROSTOCK & BERLIN, Germany, September 23, 2020 (Globe Newswire) — Centogene N.V. (Nasdaq: CNTG) (“CENTOGENE” or the “Company”),  a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, today provided an update on its corporate progress and reported its financial results for the three and six months ended June 30, 2020.

•                  Cautiously anticipate 2020 full year revenues to be within the range of €60 and €65 million

•                  H1 2020 revenues decreased slightly by 0.4% compared to H1 2019 and recovery in core businesses with increases in test requests and new pharmaceutical collaborations

•                  R&D collaborations with Molecular Health and Evotec further evidenced the value of CENTOGENE’s global proprietary rare disease platform, which, as of August 31, 2020, included real-world data repository with over 3.6 billion weighted data points from approximately 570,000 patients representing 120 different countries

•                  Comprehensive high-quality COVID-19 testing solutions available at major travel hubs in Germany, nursing homes, and educational institutions as well as via online marketplace, with close to 270,000 test requests received up to the end of August 2020

•                  CentoFast-SARS-CoV-2 RT-PCR test received U.S. Food and Drug Administration (“FDA”) Emergency Use Authorization (“EUA”)

•                  Completed follow-on equity offering in July 2020 with proceeds, net of underwriting discounts and commissions, of €24 million

Prof. Arndt Rolfs, CEO of CENTOGENE, said, “During the first half of 2020, we have shown resilience while facing global pandemic headwinds, and we believe we have weathered the worst of this unprecedented situation. Our core business in the rare disease space regained momentum as we continued to expand our COVID-19 efforts and address the urgent need for reliable testing solutions. Ultimately, this underlines the return to a “new normal” for patients, physicians, and orphan drug developers.”

Prof. Arndt Rolfs continued, “Supported by recovering diagnostic volumes, well-established pharma partnerships, and further expansion of our COVID-19 testing efforts, we remain confident in our outlook through the end of the year as we continue to deliver on our life-long commitment to support patients around the world.”

Unwavering Commitment to Patients Drives Recovery

During Q2 2020, the Company has been able to operate at full capacity and keep its commitment to supporting patients around the world. By rapidly responding to the novel coronavirus in Q1 2020 and deploying a series of testing initiatives to contribute to the important needs in diagnosis and disease surveillance, CENTOGENE has been able to minimize the disruption to its core businesses and maintain a solid financial and operational status.  As the global community transitioning to a new normal, the number of test requests in the core diagnostics and pharmaceutical segments has gradually recovered. The Company’s pharmaceutical segment has also regained momentum with clinical trials of our pharmaceutical partners slowly resuming and further collaborations have been concluded.

The Company has been continuing to expand its medical and genetic knowledge of rare genetic diseases.  With CENTOGENE’s expertise in rare diseases and biomarker discovery, as well as the large volume of datasets in its global proprietary rare disease platform, the Company entered into R&D collaborations its strategic partners, Molecular Health and Evotec, aiming to shorten the diagnostics odyssey of rare disease patients and accelerate the development of new orphan drugs.

Expanding COVID-19 Testing Initiatives

Since the commencement of its COVID-19 testing in March 2020, CENTOGENE has expanded the COVID-19 test offering from employees and essential workers in Rostock, Germany, to nursing homes and high school students throughout Germany in May 2020.  In June 2020, CENTOGENE announced a partnership with Lufthansa and Fraport, the operator of Frankfurt airport, to open the first COVID-19 walk-in test center at Frankfurt Airport, providing on-site testing for travelers and the general public.  Subsequent to June 2020, additional test centers were set up at Munich and Nuremberg Central Stations offering COVID-19 tests to travelers returning to Germany from “high risk regions” as defined by the Robert Koch Institute (RKI), the public health agency which compiles the COVID-19 statistics in Germany.   In August 2020, CENTOGENE announced the opening of a further walk-in testing facility at Hamburg Airport offering its COVID-19 testing to passengers departing from Hamburg, and returning to Hamburg from non-high risk countries as well as the general public.

In addition, the Company offers its COVID-19 testing to the community through collaborations with the state government of Mecklenburg-Western Pomerania, educational institutions and other companies, as well as via the online marketplace.

The Company received over 70,050 COVID-19 test requests in the six months ended June 30, 2020, and approximately 270,000 COVID-19 test requests up to August 31, 2020, on a cumulative basis, of which 44,630 test requests were provided free of charge to our employees, the community and for research and development purposes. The graph below shows the number of  COVID-19 test requests received from the commencement of the testing in March 2020 to August 31, 2020.

*Test requests for COVID-19 for March to May 2020 are aggregated and shown in one column, representing the test requests before walk-in testing centers were established

CENTOGENE offers a comprehensive and high quality COVID-19 testing solution to the community.   This includes the RT-PCR test, which received EUAs from the FDA; a fully validated sample collection kit, CentoSwab™, which can either be used by healthcare professionals or self-administered by individuals; a secured digital platform, including Corona-App and test portal, which followed stringent data privacy measures in compliance with the General Data Protection Regulation (GDPR) and the Health Insurance Portability and Accountability Act (HIPAA), allowing seamless registration and result notification.

Six Months Ended June 30, 2020 and Q2 2020 Financial Highlights

Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2020 were €17.4 million, compared to €41.1 million as of December 31, 2019.

In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares (“Follow-on Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of $14.00 per common share (i.e. €12.71 per share).  Aggregate offering proceeds to the Company, net of underwriting discounts and commissions, amounted to €24 million.

Revenue

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform.

Revenue for the three months ended June 30, 2020 was €9.7 million, representing a decrease of 13.3% as compared to the three months ended June 30, 2019.  Our pharmaceutical and diagnostics segments contributed 40.5% and 59.5%, respectively, of our total revenues for the three months ended June 30, 2020, as compared to 40.8% and 59.2%, respectively, of our total revenues for the three months ended June 30, 2019.

Revenue from our pharmaceutical segment was €3.9 million for the three months ended June 30, 2020, a decrease of 13.7%, from €4.6 million for the same period in 2019.  Revenue from our diagnostics segment, including revenue from COVID-19 tests and sales of CentoSwab™ of €2.1 million, was €5.8 million for the three months ended June 30, 2020, a decrease of 12.9%, from €6.6 million for the same period in 2019.

Revenue for the six months ended June 30, 2020 was €21.8 million, a decrease of 0.4% from €21.9 million for the six months ended June 30, 2019.  Our pharmaceutical and diagnostics segments contributed 38.9% and 61.1%, respectively, of our total revenues for the six months ended June 30, 2020, as compared to 39.7% and 60.3%, respectively, of our total revenues for the six months ended June 30, 2019.

Revenue from our pharmaceutical segment was €8.5 million for the six months ended June 30, 2020, a decrease of 2.4%, from €8.7 million for the same period in 2019.  Revenue from our diagnostics segment was €13.3 million for the six months ended June 30, 2020, an increase of 0.8%, from €13.2 million for the same period in 2019.  Revenue from COVID-19 tests and sales of CentoSwab™ for the six months ended June 30, 2020 was €2.1 million and was included in diagnostics segment.

The decrease in revenues from Pharmaceutical and Diagnostics segments in the three and six months ended June 30, 2020 is mainly caused by decrease in our sample volume related to our routine diagnostics business and pharmaceutical collaborations with fee per sample structure.

The graph below shows the number of test requests for the diagnostics segment (excluding COVID-19 tests) and pharmaceutical segment, as well as the number of test requests received for our internal research projects during the three and six months ended June 30, 2019 and 2020.

*The testing expenses relating to requests received for our internal research projects were included in Corporate as they did not generate any revenue and cannot be allocated to either of our two business segments.

Pharmaceutical segment

Our pharmaceutical segment provides a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological and patient population sizing insights, biomarker discovery and patient monitoring and follow-up.  Our information platforms, our access to rare diseases patients and their biomaterials, and our ability to develop proprietary technologies including biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post commercialization.

In particular, with the capability to collaborate with our pharmaceutical partners in the early stages of drug development, puts us in a position to provide more support to the development process and increases our potential to secure further collaborations for the same drugs.

Revenues in our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners, which are structured on a fee per sample basis, milestone basis, fixed fee basis, royalty basis or a combination of these.

As of June 30, 2020, we collaborated with 41 pharmaceutical partners, as compared to 35 pharmaceutical partners as of June 30, 2019.  We had 63 active/completed collaborations in the six months ended June 30, 2020, as compared to 60 collaboration in the six months ended June 30, 2019.

The graphs below show our revenues for the three and six months ended June 30, 2020 and 2019 resulting from our collaborations with our pharmaceutical partners, split between drug development stages, as well as between different fee structures.

Revenues from our collaborations which are structured on a fixed fee basis, represented 63.0% and 60.2% of our total revenues for the three and six months ended June 30, 2020, as compared to 59.1% and 57.6% for the three and six months ended June 30, 2019.  These revenues, given the fee structure, provide us with stable revenues and cashflow from the pharmaceutical segment.

As new and existing clinical trials were slowed down or put on hold, the COVID-19 pandemic had a more significant impact on our collaborations structured on a fee per sample basis.  Revenues from fee per sample collaborations were €0.4 million and €1.1 million respectively, for the three and six months ended June 30, 2020, decreased by 39.8% and 15.7%, respectively, as compared to the same periods in 2019.  Revenues from the fee per sample collaborations represented 9.7% and 12.5% of our total revenues from the pharmaceutical segment for the three and six months ended June 30, 2020, decreased by 4.2 percentage points and 2.0 percentage points, respectively, as compared to the same periods in 2019.

Biomarkers are key in orphan drug development, as they can be used to support a diagnosis, demonstrate the efficacy of a treatment and to monitor the progress of rare disease patients. Biomarkers can also be used to enhance treatment solutions and guide dose titration. As of June 30, 2020, we have over 60 biomarker programs, with over 25 biomarker programs (covering more than 22 diseases) having completed the first validation with mass spectrometry. Out of these biomarker programs, 33 biomarkers were used in connection with our active pharmaceutical collaborations as of June 30, 2020, as compared to 30 as of June 30, 2019. Since early 2020, we also started to pursue a metabolomics approach for establishing a biomarker discovery pipeline for rare hereditary disease. Our new approach includes a tandem mass spectrometry (ion mobility quadrupole time-of-flight mass spectrometry) methodology and artificial intelligence and combined with the large volume of datasets in our global rare disease platform, has proven successful in the identification of new biomarkers.

Diagnostics segment

Our diagnostics segment provides targeted genetic sequencing and diagnostics services to patients through our distribution partners or our clients, who are typically physicians, labs or hospitals.  The revenues for the diagnostics segment are recognized over time by reference to the percentage of completion of the service on the reporting date, assessed on the basis of the work rendered.

During the three and six months ended June 30, 2020, we have experienced significant decreases in tests requests received for our primary rare diseases testing products (i.e., standard genetic testing including single gene, CNV and mutation quantification products, panel sequencing, whole exome sequencing (‘‘WES’’) and whole genome sequencing (‘‘WGS’’), as well as non-invasive pre-natal testing (‘‘NIPT’’) and biochemistry) due to the COVID-19 pandemic.

The graphs below show test requests and revenues split between our primary rare disease testing products for the three and six months ended June 30, 2020 and 2019:

Number of test requests received for our primary rare disease testing products in the three and six months ended June 30, 2020 decreased by 45.7% and 22.8% respectively, as compared to the same periods in 2019.

In particular, the decreases in test requests for our NIPT (non-core product) were 55.0% and 55.5%, respectively, for the three and six months ended June 30, 2020 as compared to the same periods ended June 30, 2019, reflecting our strategy of moving towards testing products that provide larger quantity of data such as WES and WGS.

Total number of WES and WGS test requests received in the diagnostics segment for the three and six months ended June 30, 2020 represented 29.1% and 32.8%, respectively, of total primary test requests for the periods, which amounts to an increase of 5.9 percentage points and 10.8 percentage points, respectively, as compared to the three and six months ended June 30, 2019.  In addition, total number of WES and WGS test requests received for the six months ended June 30, 2020 increased by 15.5% as compared to the same periods ended June 30, 2019.

We anticipate the proportion of WES and WGS as a percentage of total test requests in the future will continue to increase. The data and biomaterials collected through our diagnostics services,  allow us to continue to grow our global biorepository and our rare disease platform repository.

Research and development expenses (“R&D”)

Our R&D expenses increased by 29.6%  to €3.1 million for the three months ended June 30, 2020, and increased by 41.1% to €5.8 million for the six months ended June 30, 2020, as compared to the prior year periods.  The increase is primarily attributable to expenses associated with the expansion of our proprietary information platform, as well as to the development of new products and solutions.

General administrative expenses (“G&A”)

Our G&A expenses increased by 36.4%, to €7.7 million for the three months ended June 30, 2020, and by 35.0%, to €15.7 million for the six months ended June 30, 2020, as compared to the prior year periods.

The increases were principally due to an increase in personnel costs and operating expenses as a result of the expansion of our business. The increase was also due to costs of operating as a public company, such as additional legal, accounting, corporate governance and investor relations expenses, and higher directors’ and officers’ insurance premiums.

General administrative expenses for the three and six months ended June 30, 2020 also included €0.3 million expenses related to our free of charge COVID-19 tests, as well as legal and consulting expenses of €0.2 million incurred in relation to our Follow-on Offering completed in July 2020.

Other operating expenses

We have taken into consideration the impact of the COVID-19 pandemic on the global economy and the unforeseeable potential magnitude of the ultimate disruptions to different businesses when assessing our credit risk, in particular regarding the MENA region for the diagnostic segment as it represents the majority of that segment’s revenue. Such assessment resulted in additional credit losses of €0.5 million and  €1.7 million for the three and six months ended June 30, 2020, respectively. Credit losses for the three and six months ended June 30, 2019 amounted to €0.2 million and €0.5 million, respectively.

Comprehensive loss attributable to equity holders

The comprehensive loss attributable to equity holders for the three months ended June 30, 2020 was €10.4 million or €0.52 per share, as compared to €6.2 million or €0.39 per share for the prior year period.

The comprehensive loss attributable to equity holders for the six months ended June 30, 2020 was €19.0 million or €0.95 per share, as compared to €11.4 million or €0.72 per share for the prior year period.

Basic and diluted loss per share is calculated by dividing loss for the period attributable to equity holders of the Group by the weighted average number of shares outstanding of 19,861,340 during the three and six months ended June 30, 2020, and 15,861,340 during the three and six months ended June 30, 2019.

Financial Outlook

The COVID-19 pandemic outbreak poses unprecedented challenges for all businesses, in particular, for healthcare systems across the globe.   CENTOGENE has shown resilience in the first half of 2020 by taking a series of measures to minimize the disruptions to the business and operations. The negative impact on the core businesses in Q2 2020 was partially offset by revenues resulting from our COVID-19 tests.   Since July 2020, the Company has seen the core business in the rare disease space regain momentum, evidenced by the increase in sample volume and new collaborations with pharmaceutical partners.  In addition, the follow-on equity offering completed in July 2020 further strengthened our balance sheet.

The Company cautiously anticipates that the revenue for the full year 2020 will be within the range of €60 and €65 million.   CENTOGENE anticipates that the existing cash and cash equivalents, and the proceeds from the Follow-on Offering, will enable the Company to fund its operating expenses and capital expenditure requirements for more than 12 months.

Centogene N.V.

for the three and six months ended June 30, 2019 and 2020

Consolidated statements of comprehensive loss

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(unaudited, € in thousands)
Condensed consolidated statement of comprehensive loss:
Revenue	11,206	9,719	21,921	21,824
Cost of sales	6,114	6,815	12,858	13,833
Gross profit	5,092	2,904	9,063	7,991
Research and development expenses	2,407	3,119	4,108	5,810
General administrative expenses	5,693	7,767	11,603	15,665
Selling expenses	2,345	2,386	4,356	4,712
Other operating income	590	801	1,688	1,746
Other operating expenses	122	537	464	1,812
Real estate transfer tax expenses	1,200	—	1,200	—
Operating loss	(6,085)	(10,104)	(10,980)	(18,262)
Interest and similar income	4	13	12	13
Interest and similar expenses	221	269	431	718
Finance costs, net	(207)	(256)	(419)	(705)
Loss before taxes	(6,292)	(10,360)	(11,399)	(18,967)
Income tax (benefits)/expenses	(11)	—	163	129
Loss for the period	(6,281)	(10,360)	(11,562)	(19,096)
Other comprehensive income/(loss)	8	(6)	10	70
Total comprehensive loss for the period	(6,273)	(10,366)	(11,552)	(19,026)
Total comprehensive loss for the period attributable to the equity holders of the parent	(6,216)	(10,364)	(11,426)	(18,963)

Loss per share — Basic and diluted (in €)	(0.39)	(0.52)	(0.72)	(0.95)

Centogene N.V.

for the three and six months ended June 30, 2019 and 2020

Supplemental selected segment information

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(unaudited, € in thousands)
Revenue by segment:
Pharmaceutical	4,568	3,940	8,698	8,490
Diagnostics	6,638	5,779	13,223	13,334
Total Revenue	11,206	9,719	21,921	21,824

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(unaudited, € in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	3,217	1,799	6,161	4,407
Diagnostics	530	(824)	541	(737)
Total segment Adjusted EBITDA	3,747	975	6,702	3,670

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
Reconciliation of segment Adjusted EBITDA to Group loss for the period	2019	2020	2019	2020
	(unaudited, € in thousands)
Reported Segment Adjusted EBITDA	3,747	975	6,702	3,670
Corporate expenses	(6,185)	(8,395)	(10,005)	(16,107)
	(2,438)	(7,420)	(3,303)	(12,437)
Share-based payment expenses	(2,195)	(336)	(4,828)	(1,393)
Depreciation and amortization	(1,452)	(2,348)	(2,849)	(4,432)
Operating loss	(6,085)	(10,104)	(10,980)	(18,262)
Finance costs, net	(207)	(256)	(419)	(705)
Income taxes benefits/(expenses)	11	—	(163)	(129)
Loss for the period	(6,281)	(10,360)	(11,562)	(19,096)

Centogene N.V.

As at December 31, 2019 and June 30, 2020

Consolidated statements of financial position

Assets	Dec 31, 2019	June 30, 2020
	(unaudited, € in thousands)
Non-current assets
Intangible assets	14,145	16,452
Property, plant and equipment	8,376	10,784
Right-of-use assets	24,932	24,750
Other assets	1,948	2,003
	49,401	53,989
Current assets
Inventories	1,809	8,061
Trade receivables and contract assets	16,593	14,983
Other assets	8,612	8,482
Cash and cash equivalents	41,095	17,400
	68,109	48,926
	117,510	102,915

Equity and liabilities	Dec 31, 2019	June 30, 2020
Equity
Issued capital	2,383	2,383
Capital reserve	98,099	99,492
Retained earnings and other reserves	(40,622)	(60,340)
Non-controlling interests	(938)	(53)
	58,922	41,482
Non-current liabilities
Non-current loans	1,578	567
Lease liabilities	18,069	18,948
Deferred tax liabilities	—	121
Government grants	9,941	9,575
	29,588	29,211
Current liabilities
Government grants	1,348	1,384
Current loans	3,688	4,367
Lease liabilities	3,635	3,411
Trade payables	8,554	8,828
Other liabilities	11,775	14,232
	29,000	32,222
	117,510	102,915

Centogene N.V.

for the six months ended June 30, 2019 and 2020

Consolidated statements of cashflow

	For the Six Months Ended June 30,
	2019	2020
	(unaudited, € in thousands)

Loss before taxes	(11,399)	(18,967)
Amortization and depreciation	2,849	4,432
Interest income	(12)	(13)
Interest expense	431	718
Expected credit loss allowances on trade receivables and contract assets	462	1,674
Share-based payment expenses	4,828	1,393
Real Estate transfer tax expenses	1,200	—
Other non-cash items	(147)	(557)
Changes in operating assets and liabilities:
Inventories	(360)	(6,252)
Trade receivables and contract assets	(2,556)	(64)
Other assets	(244)	269
Trade payables	2,095	274
Other liabilities	946	2,457
Cash flow used in operating activities	(1,907)	(14,636)

Cash paid for investments in intangible assets	(3,116)	(3,965)
Cash paid for investments in property, plant and equipment	(840)	(3,072)
Grant received for investment in property, plant and equipment	341	390
Interest received	12	13
Cash flow used in investing activities	(3,603)	(6,634)

Cash paid for acquisition of non-wholly owned subsidiary	—	(75)
Cash received from loans	1,828	928
Cash repayment of loans	(896)	(1,260)
Cash repayments of lease liabilities	(649)	(1,619)
Interest paid	(431)	(399)
Cash flow used in financing activities	(148)	(2,425)

Changes in cash and cash equivalents	(5,658)	(23,695)
Cash and cash equivalents at the beginning of the period	9,222	41,095
Cash and cash equivalents at the end of the period	3,564	17,400

Call Instructions

Centogene will host a conference call to discuss its financial results for the three and six months ended June 30, 2020 on Wednesday,  September 23, 2020 at 8 a.m. Eastern Time. The call can be accessed by dialing U.S. toll free +1 877 870 9135 or U.K. +44 (0) 844 481 9752 up to 10 minutes prior to the start of the call and providing the conference ID number 9368556. A presentation and webcast of the conference call can be accessed on the Investor Relations page of our website at http://investors.centogene.com

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data, as well as innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.6 billion weighted data points from approximately 570,000 patients representing over 120 different countries as of August 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of August 31, 2020, the Company collaborated with over 40 pharmaceutical partners covering over 45 different rare diseases.

Important Notice and Disclaimer

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements.  Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and govern-mental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2019 on Form 20-F filed with the SEC on April 23, 2020, Form 6-K containing our financial results for the three months ended March 31, 2020, filed with the SEC on June 15, 2020 and other current reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE
Sun Kim
Chief Strategy and Investor Relations Officer
investor.relations@centogene.com

FTI Consulting

Bridie Lawlor
+1.917.929.5684
bridie.lawlor@fticonsulting.com